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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 5
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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     This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at an amended purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 as amended and supplemented on May 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is amended and supplemented as follows:

     Pursuant to an Agreement dated May 30, 1997, by and between Harcourt and Steck-Vaughn (the "Steck-Vaughn Agreement"), Harcourt has agreed that, until June 4, 2000, Harcourt shall not consummate any Business Combination (as such term is defined in Section 203 of the Delaware General Corporation Law) with Steck-Vaughn unless and until each of the following steps have been complied with: (i) any proposed Business Combination shall be submitted by Harcourt in writing to the Board of Directors of Steck-Vaughn; (ii) the Board of Directors of Steck-Vaughn shall appoint a committee of the Board (the "Committee") comprised solely of Disinterested Directors; (iii) the Committee may retain such financial and legal advisors as it deems necessary or desirable, at the sole cost and expense of Steck-Vaughn; (iv) the Business Combination shall not be consummated unless and until the Committee has affirmatively recommended its approval by the Board of Directors, finding that the terms of such Business Combination are fair to the shareholders of Steck-Vaughn, other than NEC and Harcourt; and (v) the Business Combination is approved by a majority of Steck-Vaughn's Board of Directors, including a majority of the Disinterested Directors.

     In order to effectuate the foregoing during such three-year period, Harcourt will cause Steck-Vaughn's Board to at all times have at least three Disinterested Directors and, subject to their willingness to serve, will invite the following outside directors (Messrs. Jaffe, Justiz, Klein and Lind) to serve initially as Disinterested Directors and, if a Committee is formed, so long as such individuals remain Disinterested Directors, to constitute a majority of the members of such Committee.

     For purposes of the Steck-Vaughn Agreement, the term "Disinterested Director" means a member of the Board of Directors of Steck-Vaughn who is not an officer, director, employee or affiliate of Harcourt, NEC (after the merger of NEC with the Purchaser) or their respective affiliates, who does not have a direct or indirect material financial interest in Harcourt, NEC, or its affiliates, and who would be deemed to be an outside director qualified to serve on the audit committee of Steck-Vaughn under the rules of the New York Stock Exchange.

     Pursuant to the Steck-Vaughn Agreement, following consummation of the Offer, if requested by Harcourt, and subject to complying with applicable requirements of the Commission, Steck-Vaughn and the Board of Directors of Steck-Vaughn have agreed to promptly take all action necessary, including increasing the size of the Board of Directors, to cause a number of designees of Harcourt to be elected to the Steck-Vaughn Board of Directors such that the Harcourt designees will constitute a majority of the entire Board of Directors of Steck-Vaughn. In addition, pursuant to the Steck-Vaughn Agreement, following consummation of the Offer, Steck-Vaughn and the Board of Directors of Steck-Vaughn have agreed to promptly take all action necessary, including increasing the size of the Board of Directors, to cause a number of designees of Harcourt to be elected to the Steck-Vaughn Board of Directors such that the Harcourt designees will constitute half of the entire Board of Directors of Steck-Vaughn.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is amended and supplemented as follows:

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     The information provided in this Amendment No. 5 under Items 3 and 6 is hereby incorporated by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is amended and supplemented as follows:

     At 5:00 P.M., New York City time, on Wednesday, June 4, 1997, the Offer expired. Based on information provided by the Depositary, a total of approximately 34.6 million Shares (or approximately 96.0% of the Shares outstanding) (including approximately 475,000 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $21.00 per Share in cash.

     Pursuant to the Merger Agreement, effective June 5, 1997, the Board of Directors of the Company was reconstituted and is now comprised of the following three designees of the Parent: Richard A. Smith, Brian J. Knez and Robert A. Smith.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly-owned subsidiary of the Parent or the Company, and Shares owned by stockholders who choose to dissent and demand appraisal of their Shares) shall be cancelled, extinguished, and converted into the right to receive $21.00 per Share in cash, without interest, less any applicable withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on June 5, 1997, a copy of which is filed as Exhibit 11(a)(20) hereto and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(20) Press Release issued by the Parent on June 5, 1997.

     (a)(21) Agreement dated May 30, 1997 by and between Harcourt General, Inc. and Steck-Vaughn Publishing Corporation.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General
                                             Counsel and Secretary

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary

Date: June 5, 1997
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                                 EXHIBIT INDEX

 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
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
11(a)(20)   Press Release issued by the Parent on June 5, 1997........................
11(a)(21)   Agreement dated May 30, 1997 by and between Harcourt General, Inc. and
            Steck-Vaughn Publishing Corporation.......................................